                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                         __________________

                            SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                         (Amendment No. 8)*

                         CUMULUS MEDIA, INC.
                          (Name of Issuer)

                Class A Common Stock, $0.01 Par Value
                   (Title of Class of Securities)

                              231082108
                           (CUSIP Number)

                           J. Travis Hain
                  Banc of America Capital Investors
                  Bank of America Corporate Center
                   100 N. Tryon Street, 25th Floor
                   Charlotte, North Carolina 28255
                           (704) 386-7839

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          December 26, 2006
       (Date of Event Which Requires Filing of this Statement)

     If the  filing  person  has  previously  filed  a  statement  on
Schedule  13G to report the  acquisition  that is the subject of this
Schedule 13D, and is filing this schedule  because of Rule  13d-1(e),
13d-1(f) or 13d-1(g), check the following box. [   ]

     Note:  Schedules  filed in paper format  shall  include a signed original and five copies of the  schedule,  including  all  exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.
                     ___________________________

     *The  remainder  of this  cover  page  shall be filled out for a reporting  person's  initial  filing on this form with respect to the
subject class of   securities,   and  for  any  subsequent  amendment
containing  information which would alter  disclosures  provided in a prior cover page.

     The  information  required on the  remainder  of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section
18 of the Securities  Exchange  Act  of  1934  ("Act")  or  otherwise subject  to the  liabilities  of that  section  of the Act but  shall be subject to  all  other  provisions  of the Act  (however,  see the
Notes).

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 BA Capital Company, L.P.
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: WC
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          1,924,525
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          1,924,525
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      1,924,525
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   5.3%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   PN

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 BA SBIC Management, LLC
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          0
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          1,924,525
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          1,924,525
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      1,924,525
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   5.3%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   OO

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 BA Equity Management, L.P.
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          0
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          1,924,525
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          1,924,525
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      1,924,525
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   5.3%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   PN

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 BA Equity Management GP, LLC
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          0
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          1,924,525
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          1,924,525
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      1,924,525
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   5.3%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   OO

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 J. Travis Hain
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          0
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          7,706,009
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          7,706,009
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      7,706,009
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   18.2%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   IN

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 Banc of America Capital Investors SBIC, L.P.
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          5,781,484
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          5,781,484
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      5,781,484
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   14.0%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   PN

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 Banc of America Capital Management SBIC, LLC
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          0
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          5,781,484
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          5,781,484
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      5,781,484
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   14.0%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   OO

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 Banc of America Capital Management, L.P.
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          0
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          5,781,484
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          5,781,484
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      5,781,484
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   14.0%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   PN

----------------
   CUSIP NO.                 13D
   231082108
----------------

----------------------------------------------------------
----------------------------------------------------------
1. NAMES OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY):
 BACM I GP, LLC
----------------------------------------------------------
----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [ ]
----------------------------------------------------------
----------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4. SOURCE OF FUNDS: AF
----------------------------------------------------------
----------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7. SOLE VOTING POWER:
       NUMBER OF          0
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8. SHARED VOTING POWER:
                          5,781,484
----------------------------------------------------------
----------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER:
                          0
----------------------------------------------------------
----------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER:
                          5,781,484
----------------------------------------------------------
----------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY      5,781,484
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW    [ ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN   14.0%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14. TYPE OF REPORTING PERSON:                   OO

     This  Amendment No. 8 amends the statement on Schedule 13D filed with the  Securities  and  Exchange  Commission  on July 7, 1998,  as
amended by Amendment  No. 1 filed on December 3, 1999,  Amendment No.
2 filed on February 4, 2002,  Amendment No. 3 filed on April 3, 2002,
Amendment  No. 4 filed on March 27,  2003,  Amendment  No. 5 filed on
February  8,  2006,  Amendment  No.  6  filed  on May  18,  2006  and
Amendment No. 7 filed on June 29, 2006.

     The  Schedule  13D was  originally  filed on July 7,  1998  (the
"Original Schedule 13D") by NationsBanc Capital Corporation,  a Texas
corporation   ("NBCC"),   NationsBank,   N.A.,  a  national   banking
association,  NB Holdings Corporation,  a Delaware  corporation,  and
NationsBank    Corporation,     a    North    Carolina    corporation
("NationsBank").  In  the  Original  Schedule  13D,  these  reporting persons  reported,  among  other  things,  NBCC's  direct  beneficial ownership of 3,371,246  shares of the Company's  Class B Common Stock
(which are  convertible  into shares of the Company's  Class A Common
Stock on a one-for-one basis).

     Amendment  No. 1 to the  Schedule  13D was filed on  December 3,
1999  ("Amendment  No. 1") by BA Capital  Company,  L.P.,  a Delaware
limited  partnership  ("BA  Capital"),  BA SBIC  Management,  LLC,  a
Delaware limited liability company ("BA SBIC Management"),  BA Equity
Management,  L.P.,  a  Delaware  limited  partnership  ("BA  Equity
Management"),  BA Equity  Management  GP,  LLC,  a  Delaware  limited liability  company  ("BA Equity  Management  GP"),  Walter W. Walker,
Jr., a United  States  citizen  ("Mr.  Walker"),  and Bank of America
Corporation,   a  Delaware   corporation  ("Bank  of  America").   In
Amendment  No. 1,  these  reporting  persons  reported,  among  other things,  that (a) NBCC  had  previously  merged  into BA  Capital  in connection with the merger of NationsBank  with Bank of America,  (b)
such  reporting  persons  had  become  the  beneficial  owners of the shares of the  Company's  Class B Common Stock owned by NBCC,  (c) BA
Capital sold  500,000  shares of the  Company's  Class A Common Stock
(which it acquired  upon  converting  shares of Class B Common Stock)
on November  24, 1999 and (d) after  giving  effect to such sale,  BA
Capital owned 2,871,246  shares of the Company's Class B Common Stock and held options to purchase  6,000 shares of the  Company's  Class A
Common Stock.

     Amendment  No. 2 to the  Schedule  13D was filed on  February 4,
2002  ("Amendment  No.  2") by BA  Capital,  BA SBIC  Management,  BA
Equity Management, BA Equity Management GP, Mr. Walker, Banc of
America Capital Investors SBIC, L.P., a Delaware limited  partnership
formerly  known  as  BancAmerica   Capital  Investors  SBIC  I,  L.P.
("BACI"),  Banc of America Capital  Management  SBIC, LLC, a Delaware
limited  liability  company  formerly  known as  BancAmerica  Capital
Management SBIC I, LLC ("Capital  Management SBIC"),  Banc of America
Capital  Management,  L.P., a Delaware limited  partnership  formerly
known  as  BancAmerica   Capital  Management  I,  L.P.("BA  Capital
Management"),  and  BACM I GP,  LLC,  a  Delaware  limited  liability company  ("BACM").  In  Amendment  No.  2,  these  reporting  persons
reported,   among  other  things,   that  (a)  the  Company,   Aurora
Communications,  LLC, a Delaware limited liability company ("Aurora")
that was  approximately  73% owned by BACI,  BACI and  certain  other parties  had  entered  into  agreements  relating  to  the  Company's proposed  acquisition of Aurora (the "Aurora  Acquisition"),  and (b)
upon the completion of the Aurora  Acquisition,  the owners of Aurora would be issued  shares  of the  Company's  Class A Common  Stock and
Class B Common Stock,  would be issued warrants to purchase shares of the  Company's  Class A Common  Stock  and  Class B Common  Stock and
would be paid cash.

     Amendment  No. 3 to the  Schedule 13D was filed on April 3, 2002
("Amendment   No.  3")  to  report  the   completion  of  the  Aurora
Acquisition  on March  28,  2002  (the  "Aurora  Closing  Date").  In
connection  with the  closing  of the  Aurora  Acquisition,  BACI was issued  8,944,339  shares of the  Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common
Stock or Class B Common Stock, at BACI's election.

     Amendment  No. 4 to the Schedule 13D was filed on March 27, 2003
("Amendment  No. 4") to report the  exercise  by BACI of a warrant to purchase shares of the Company's stock and to voluntarily  report the grant of options to BA Capital's  designee on the Company's  board of directors,  which options may be deemed to be  beneficially  owned by
BA Capital.  Amendment No. 4 also voluntarily reported that J. Travis
Hain had replaced Walter W. Walker,  Jr. as the managing member of BA
Equity  Management  GP and the managing  member of BACM  effective on
September 1, 2002.

     Amendment  No. 5 to the  Schedule  13D was filed on  February 8,
2006  ("Amendment  No.  5") to  report  the  grant of  options  to BA
Capital's  designee  on  the  Company's  board  of  directors,  which options may be deemed to be beneficially owned by BA Capital,  and to reflect the vesting of certain options.

     Amendment  No. 6 to the  Schedule  13D was filed on May 18, 2006
("Amendment  No.  6") to  report  the  entry  into a  stock  purchase agreement  with the Company  pursuant to which the Company  agreed to purchase  an  aggregate  of up to 5 million  shares of Class B Common
Stock from BA Capital and BACI.

     Amendment  No. 7 to the  Schedule 13D was filed on June 29, 2006
("Amendment  No. 7") to report the closing  under the stock  purchase agreement with the Company,  pursuant to which the Company  purchased an  aggregate  of 5 million  shares of Class B Common  Stock  from BA
Capital and BACI.

     This Amendment No. 8 to the Schedule 13D  ("Amendment No. 8") is
being  filed to report  the entry  into an  agreement  (the  "10b5-1
Plan")  between BA Capital,  BACI and Banc of America  Securities LLC
("BAS"),  pursuant to which BA Capital and BACI plan to  periodically dispose  of Class A  Common  Stock of the  Company  pursuant  to Rule
10b5-1(c) under the Securities  Exchange Act of 1934, as amended (the
"Exchange Act"), as more fully described in Items 4 and 6 below.

Item 1.       Security and Issuer.

     This  Amendment  No. 8 relates  to the  Class A Common  Stock of
Cumulus Media Inc. (the "Company"),  14 Piedmont Center,  Suite 1400,
Atlanta, Georgia 30305.

Item 2.       Identity and Background.

     (a) This  statement  is being  filed  jointly by (1) BA Capital,
(2) BA SBIC  Management,  (3) BA  Equity  Management,  (4) BA  Equity
Management GP, (5) Mr. Hain, (6) BACI, (7) Capital  Management  SBIC,
(8) BA Capital  Management  and (9) BACM.  The persons  described  in items (1)  through  (9) are  referred  to herein as the  "Reporting
Persons." A list of the  executive  officers  and  directors  of each
Reporting Person that is not an individual is attached as Annex A.

     (b)  The  address  of the  principal  business  office  of  each
Reporting  Person  is 100  North  Tryon  Street,  Floor  25,  Bank of
America Corporate Center, Charlotte, NC 28255.

     (c) BA Capital is an investment  partnership engaged principally in the  business  of  making  private  equity  investments.  BA  SBIC
Management  is engaged in the  business of being the general  partner of BA Capital.  BA Equity  Management  is engaged in the  business of being the sole member of BA SBIC Management.  BA Equity Management GP is engaged in the business of being the general  partner of BA Equity
Management.

     BACI is an investment  partnership  engaged  principally  in the business of making private  equity  investments.  Capital  Management
SBIC is  engaged  in the  business  of being the  general  partner of
BACI.  BA Capital  Management is engaged in the business of being the sole  member of  Capital  Management  SBIC.  BACM is  engaged  in the business of being the general partner of BA Capital Management.

     Mr.  Hain's  principal  occupation  is serving  as the  managing member of BA Equity  Management  GP, as the  managing  member of BACM and as an employee of a subsidiary of Bank of America.

     Bank of America is a bank holding company  registered  under the
Bank Holding  Company Act of 1956, as amended,  and is engaged in the
general  banking  and  financial   services   business   through  its
subsidiaries.

     The principal  business and principal  office address of each of the Reporting Persons is set forth in paragraph (b) above.

     (d) During the last five years,  none of the Reporting  Persons, and to the knowledge of each Reporting Person,  none of the executive officers or  directors  of any such  Reporting  Person that is not an individual,  has been convicted in a criminal  proceeding  (excluding traffic violations or similar misdemeanors).

     (e) During the last five years,  none of the Reporting  Persons, and to the knowledge of each Reporting Person,  none of the executive officers or  directors  of any such  Reporting  Person that is not an individual,  has been a party to a civil  proceeding of a judicial or administrative  body of competent  jurisdiction  as a result of which such  person was or is subject to a  judgment,  decree or final order
enjoining   future   violations   of,  or  prohibiting  or  mandating
activities  subject to, Federal or state  securities  laws or finding any violation with respect to such laws.

     (f) The following sets forth the  jurisdiction  of  organization or citizenship of each Reporting Person:

     Reporting Person           State of Organization/Citizenship
     BA Capital                 Delaware
     BA SBIC Management             Delaware
     BA Equity Management           Delaware
     BA Equity Management GP        Delaware
     Mr. Hain              United States
     BACI                  Delaware
     Capital Management SBIC        Delaware
     BA Capital Management          Delaware
     BACM                  Delaware

To the knowledge of the Reporting  Persons,  each  executive  officer and director of any Reporting  Person that is not an  individual,  as set forth on Annex A, is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

     As  described  in the  Original  Schedule  13D,  NBCC  purchased preferred  shares of a predecessor to the Company at various times in
1997 and 1998 with cash.  These preferred  shares were converted into
Class B Common Stock of the Company in connection  with the Company's initial  public  offering  in 1998.  Funds for the  purchase of these preferred  shares were provided from the working  capital of NBCC and its affiliates.

     BACI  purchased  shares of common and preferred  stock in Aurora
Management,  Inc., a member of Aurora owning approximately 73% of its membership  interests,  at various  times  between 1999 and 2001 with cash.  On the  Aurora  Closing  Date,  these  shares  of  common  and
preferred   stock  were  converted  into  8,944,339   shares  of  the
Company's  Class B Common  Stock and  warrants  to  purchase  706,424 shares  of the  Company's  Class A  Common  Stock  or  Class B Common
Stock.  Funds for BACI's  purchase of shares of common and  preferred stock in Aurora  Management,  Inc.  were  provided  from the  working capital of BACI and its  affiliates.  On March 27, 2003, BACI elected
to   exercise   the  warrant  it  received  as  part  of  the  Aurora
Acquisition  in exchange for shares of the  Company's  Class B Common
Stock.  Funds for the purchase of the shares  issued upon exercise of the warrant were  provided  from the working  capital of BACI and its affiliates.

     BA Capital holds options  exercisable within 60 days to purchase
105,000 shares of Class A Common Stock, and Robert H. Sheridan,  III,
a member  of the  Company's  board  of  directors  and a senior  vice president  and  managing  director of the general  partner of both BA
Capital  and  BACI,  holds  options  exercisable  within  60  days to purchase  130,000 shares of Class A Common Stock.  BA Capital has the right to  designate  one member of the  Company's  board of directors
and  Mr.  Sheridan   currently  serves  on  the  Company's  board  of
directors as BA Capital's  designee.  These  options were received in consideration  of  Mr.  Sheridan's  board  service  on  behalf  of BA
Capital,  and no additional  consideration  was paid by BA Capital to the Company in exchange  for such  options.  Pursuant to the policies of BA Capital  and its  affiliates,  Mr.  Sheridan  is deemed to hold these options for the benefit of BA Capital.

Item 4.       Purpose of the Transaction.

     On  December  26,  2006,  BA Capital and BACI  entered  into the
10b5-1  Plan with BAS in  accordance  with Rule  10b5-1(c)  under the
Exchange  Act. The 10b5-1 Plan  provides for the periodic  sale of up to an aggregate of 3,000,000  shares of Class A Common Stock  through
November  15,  2007  to be  allocated  among  BA  Capital  and  BACI.
Transactions  under the 10b5-1 Plan will be subject to certain  price restrictions  and the 10b5-1 Plan may be  terminated by BA Capital or
BACI at any time.

     On May 9,  2006,  BA  Capital  and  BACI  entered  into a  stock purchase  agreement  with  the  Company  (the  "Purchase  Agreement")
pursuant to which the Company  agreed to purchase up to an  aggregate of 5 million  shares  Class B Common  Stock from BA Capital and BACI, subject to certain  conditions.  On June 29,  2006,  pursuant  to the
Purchase  Agreement,  the Company purchased 5 million shares of Class
B Common Stock from BA Capital and BACI for a total  consideration of
$57,500,000.

     NBCC purchased  preferred shares of a predecessor to the Company for  investment  purposes.  As a result  of this  investment  and the
subsequent   sale  of  Class  B  Common   Stock  under  the  Purchase
Agreement,  BA Capital now holds (i) 840,250 shares of Class A Common
Stock,  (ii)  849,275  shares  of Class B  Common  Stock  (which  are convertible  into  shares  of Class A Common  Stock on a  one-for-one basis)  and  (iii)  options  to  purchase  305,000  shares of Class A
Common  Stock,   235,000  of  which  are  currently   exercisable  or
exercisable  within 60 days.  BA Capital holds these  securities  for investment purposes.

     BACI  purchased  shares of common and preferred  stock in Aurora
Management,  Inc., a member of Aurora owning approximately 73% of its membership  interests,  for investment  purposes.  In connection with the  closing of the Aurora  Acquisition,  these  shares of common and preferred  stock  were  converted  on the  Aurora  Closing  Date into
8,944,339  shares of the Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common Stock or
Class B Common  Stock.  Following  the  exercise of the  warrant,  on
March 27,  2003,  in exchange  for  706,424  shares of Class B Common
Stock  and the  sale of  Class B  Common  Stock  under  the  Purchase
Agreement,  BACI currently holds  5,781,484  shares of Class B Common
Stock. BACI holds these securities for investment purposes.

     The Reporting Persons may acquire  additional  securities of the
Company from time to time in the future,  subject to certain factors, including  without  limitation  (i)  applicable  securities  laws and governmental  restrictions  on the  number of voting  securities  the
Reporting  Persons  may hold,  (ii) market  conditions  and (iii) the
Reporting  Persons'  assessment  of the business and prospects of the
Company.

     The Reporting  Persons are continuously  evaluating the business and  prospects of the Company,  and its present and future  interests in, and  intentions  with respect to, the Company and may at any time decide  to  dispose  of  any or all  of  the  shares  of the  Company currently  owned by them as well as  securities  they may  acquire in the future.

     Other than as discussed herein,  the Reporting Persons currently have no plans to effect:

     (a) the acquisition of additional  securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary  corporate  transaction,  such as a merger, reorganization  or  liquidation,  involving the Company or any of its subsidiaries;

     (c) a sale or  transfer  of a  material  amount of assets of the
Company or any of its subsidiaries;

     (d) any change in the present  board of directors or  management of the  Company,  including  any plans or  proposals  to  change  the number or term of directors or the to fill any existing  vacancies on the Board of Directors;

     (e)  any  material  change  in  the  present  capitalization  or dividend policy of the Company;

     (f) any other  material  change  in the  Company's  business  or corporate structure;

     (g) changes in the Company's articles of incorporation,  by-laws or  instruments  corresponding  thereto  or other  actions  which may impede the acquisition of control of the Company by any person;

     (h) causing a class of  securities of the Company to be delisted from a national  securities  exchange or to cease to be authorized to be  quoted  in  an  inter-dealer  quotation  system  of a  registered national securities association;

     (i) a  class  of  equity  securities  of  the  Company  becoming
eligible  for  termination  of   registration   pursuant  to  Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

     The Reporting  Persons  intend to evaluate  their  investment in the  Company  continuously  and may,  based  on any such  evaluation, determine  at a future date to change  their  current  position  with respect to any action enumerated above.

Item 5.       Interest in Securities of the Issuer.

     (a)(i) This  Amendment No. 8 relates to 7,706,009  shares of the
Company's Class A Common Stock,  representing  18.2% of the Company's outstanding  shares of Class A Common  Stock and 15.8% of the  voting power (which  percentages  are  calculated  in  accordance  with Rule
13d-3(d)(1)).  BA Capital  currently  holds 840,250 shares of Class A
Common Stock,  849,275  shares of Class B Common Stock and options to purchase  305,000  shares of Class A Common  Stock,  235,000 of which are currently  exercisable or exercisable  within 60 days. BA Capital beneficially  owns 1,924,525  shares,  or 5.3%, of the Class A Common
Stock  (determined  in  accordance  with  Rule   13d-3(d)(1)).   BACI
currently  holds  5,781,484  shares  of  Class B Common  Stock.  BACI beneficially  owns 5,781,484  shares, or 14.0%, of the Class A Common
Stock  (determined  in accordance  with Rule  13d-3(d)(1)).  No other
Reporting  Person  directly  holds any Common Stock of the Company or any rights to acquire any such common stock.

     Except as may otherwise be required by Delaware  corporate  law, shares  of Class A Common  Stock,  Class B Common  Stock  and Class C
Common  stock vote  together  as a single  class when such shares are entitled  to vote.  Shares of Class B Common  Stock  are  convertible into  shares  of  Class A Common  Stock or Class C Common  Stock on a
one-for-one  basis.  Shares of Class C Common  Stock are  convertible into shares of Class A Common Stock on a  one-for-one  basis.  Shares of Class A Common  Stock are  entitled to one vote per share,  shares of Class C Common  Stock  are  entitled  to ten  votes  per share and shares  of Class B Common  Stock  have no  voting  rights  except  in specified  instances  required  by Delaware  corporate  law or by the
Company's articles of incorporation.  Upon conversion of any share of
Class B Common  Stock into a share of Class C Common Stock by certain shareholders of the Company  (including BA Capital),  shares of Class
C Common  Stock  become  entitled to one vote per share,  rather than ten votes per share.

     The 840,250 shares of Class A Common Stock  currently held by BA
Capital represent 2.4% of the Company's  outstanding  shares of Class
A Common Stock.  If BA Capital were to (A) convert its 849,275 shares of Class B Common Stock into an equivalent  number of shares of Class
A Common  Stock and (B)  exercise  its  options to  purchase  235,000 shares,  which are currently  exercisable  or  exercisable  within 60 days,  of  Class A  Common  Stock  and if BACI  were to  convert  its
5,781,484  shares of Class B Common Stock into an  equivalent  number of  shares  of Class A  Common  Stock,  BA  Capital  and  BACI  would together own 7,706,009  shares of Class A Common Stock,  representing
18.2% of the  Company's  then  outstanding  shares  of Class A Common
Stock and 15.8% of the voting power.

     The 7,706,009 shares of Class A Common Stock  beneficially owned by BA Capital and BACI represent  17.9% of the Company's  outstanding shares  of Class A Common  Stock,  Class B Common  Stock  and Class C
Common  Stock  considered  in the  aggregate  and 15.8% of the voting power (or,  if the Class C Common  Stock is  entitled to one vote per share, 17.9% of the voting power).

     (ii)  All   information   herein   relating  to  the   currently
outstanding  number of shares of the Company's  Class A Common Stock,
Class B Common  Stock and Class C Common  Stock is  derived  from the
Company's  Quarterly Report on Form 10-Q for the fiscal quarter ended
September 30, 2006.  Accordingly,  the Reporting Persons have assumed for  purposes  of this  Amendment  No. 8 that  there  are  35,454,227 shares  of Class A Common  Stock  outstanding,  6,630,759  shares  of
Class B  Common  Stock  outstanding  and  644,871  shares  of Class C
Common  Stock  outstanding,  or a total of  42,729,857  shares of all classes of Common Stock outstanding.

     (b) BA  Capital  has sole  voting  and  dispositive  power  with respect to 1,924,525  shares of Class A Common Stock,  which consists of 840,250 shares of Class A Common Stock,  849,275 shares of Class B
Common  Stock  and  options  to  purchase  235,000  shares of Class A
Common Stock,  which are currently  exercisable or exercisable within
60 days. BACI has sole voting and  dispositive  power with respect to
5,781,484  shares  of  Class  A  Common  Stock,   which  consists  of
5,781,484 shares of the Company's Class B Common Stock.

     BA SBIC  Management is the general  partner of BA Capital.  As a result of the limited  partnership  agreement of BA Capital,  BA SBIC
Management  is deemed to have  shared  voting and  dispositive  power with respect to the securities of the Company owned by BA Capital.

     BA Equity  Management is the sole member of BA SBIC  Management.
As a result of the  operating  agreement for BA SBIC  Management,  BA
Equity  Management  is deemed to have shared  voting and  dispositive power  with  respect to the  securities  of the  Company  owned by BA
Capital.

     BA Equity  Management  GP is the  general  partner  of BA Equity
Management.  As a result of the limited partnership  agreement for BA
Equity  Management,  BA Equity Management GP is deemed to have shared voting and  dispositive  power with respect to the  securities of the
Company owned by BA Capital.

     Capital  Management  SBIC is the general  partner of BACI.  As a
result  of  the  limited  partnership   agreement  of  BACI,  Capital
Management  SBIC is  deemed to have  shared  voting  and  dispositive power with respect to the securities of the Company owned by BACI.

     BA Capital  Management is the sole member of Capital  Management
SBIC. As a result of the operating  agreement for Capital  Management
SBIC,  BA  Capital  Management  is deemed to have  shared  voting and dispositive  power with  respect  to the  securities  of the  Company owned by BACI.

     BACM is the  general  partner  of BA  Capital  Management.  As a
result  of  the  limited   partnership   agreement   for  BA  Capital
Management,  BACM is deemed to have  shared  voting  and  dispositive power with respect to the securities of the Company owned by BACI.

     Mr. Hain is the managing member of both BA Equity  Management GP and  BACM  and as a  result  is  deemed  to have  shared  voting  and dispositive  power with  respect  to the  securities  of the  Company owned by BA Capital and BACI.  Mr.  Hain  disclaims  such  beneficial ownership.

     If  Mr.   Hain's   employment   with  Bank  of  America  or  its
subsidiaries  is  terminated,  Mr. Hain will cease to be the managing member  of BA  Equity  Management  GP and  BACM.  As the  holder of a majority  in interest in BA Equity  Management  GP and BACM,  Bank of
America has the right to approve any  replacement  managing member of
BA Equity  Management  GP or BACM.  Bank of America does not have any rights with respect to voting or  disposition  of the  securities  of the Company owned by BA Capital or BACI.

     (c) None of the  Reporting  Persons and, to the knowledge of the
Reporting Persons,  no executive officer of director of any Reporting
Person has had any  transactions  in the Class A Common  Stock during the past 60 days.

     (d)  Except as set  forth  herein,  no  person  has the right to receive or the power to direct the receipt of dividends  from, or the proceeds  from the sale  of,  any  shares  of the  Company's  Class A
Common Stock.

     (e) Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships
         with Respect to Securities of the Issuer.

     One or  more  of the  Reporting  Persons  are  parties  to (i) a
Voting  Agreement  dated June 30, 1998,  (ii) a  Registration  Rights
Agreement  dated  June  30,  1998,  (iii)  an  Amended  and  Restated
Registration   Rights  Agreement  dated  January  23,  2002,  (iv)  a
Shareholders  Agreement dated March 28, 2002 and (v) a Stock Purchase
Agreement dated May 9, 2006 and are subject to the Company's  amended
and  restated   certificate  of  incorporation,   all  of  which  are
described  in  the  Original  Schedule  13D or  one  or  more  of the amendments thereto.

     On  December  26,  2006,  BA Capital and BACI  entered  into the
10b5-1  Plan with BAS in  accordance  with Rule  10b5-1(c)  under the
Exchange  Act. The 10b5-1 Plan  provides for the periodic  sale of up to an aggregate of 3,000,000  shares of Class A Common Stock  through
November  15,  2007  to be  allocated  among  BA  Capital  and  BACI.
Transactions  under the 10b5-1 Plan will be subject to certain  price restrictions  and the 10b5-1 Plan may be  terminated by BA Capital or
BACI at any time. The  description of the 10b5-1 Plan is not intended to be complete  and is  qualified in its entirety by reference to the full text of the 10b5-1  Plan, a copy of which is attached as Exhibit
99.2. Exhibit 99.2 hereto is incorporated  herein by reference in its entirety into this Item 6.

Item 7.       Material to be Filed as Exhibits.

Exhibit 24   Power of Attorney (filed herewith)

Exhibit 99.1 Joint Filing Agreement,  dated December 27, 2006, by and
             among  BA  Capital,   BA  SBIC  Management,   BA  Equity
             Management,  BA Equity  Management  GP, Mr. Hain,  BACI,
             Capital  Management SBIC, BA Capital Management and BACM
             (filed herewith)

Exhibit 99.2*     BA  Capital   and  BACI  Rule   10b5-1  Plan  dated
             December 26, 2006 (filed herewith)

Exhibit 99.3 Stock  Purchase  Agreement  dated  May 9,  2006,  by and among BA Capital,  BACI and the Company (incorporated by
             reference  to  Exhibit  99.2  to  Amendment   No.  6  to
             Schedule 13D filed May 18, 2006)

Exhibit 99.4 Amended  and  Restated   Registration  Rights  Agreement
             dated as of January 23, 2002,  by and among the Company,
             Aurora and the parties listed therein  (incorporated  by
             reference  to  Exhibit  99.3  to  Amendment   No.  2  to
             Schedule 13D filed February 4, 2002)

Exhibit 99.5 Shareholders  Agreement  dated as of March 28, 2002,  by and  between  the  Company  and  BACI  (incorporated  by
             reference  to  Exhibit  99.5  to  Amendment   No.  3  to
             Schedule 13D filed April 3, 2002)

Exhibit 99.6 Voting  Agreement  dated  June 30,  1998,  by and  among
             NBCC,  the  Company,  Quaestus  Management  Corporation,
             DBBC  of  Georgia,  LLC,  CML  Holdings,   LLC,  Richard
             Weening  and  Lewis  W.  Dickey,  Jr.  (incorporated  by
             reference  to  Exhibit A to  Schedule  13D filed July 7,
             1998)

Exhibit 99.7 Registration  Rights  Agreement  dated June 30, 1998, by and among  the  Company,  NBCC,  Heller  Equity  Capital
             Corporation,  The State of  Wisconsin  Investment  Board
             and  The  Northwestern  Mutual  Life  Insurance  Company
             (incorporated  by reference to Exhibit B to Schedule 13D
             filed July 7, 1998)

*    Portions of this document are confidential and have been
     omitted and filed separately with the Securities and Exchange
     Commission in connection with a request for confidential
     treatment of such omitted material in accordance with Rule
     24b-2 under the Securities and Exchange Act of 1934.

Signature

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the  information  set forth in this  Schedule
13D is true, complete and correct.

Date:    December 27, 2006

                         BA CAPITAL COMPANY, L.P.
                           By: BA SBIC Management, LLC, its general
                         partner
                              By: BA Equity Management, L.P., its
                              sole member
                                By: BA Equity Management GP, LLC,
                                its general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BA SBIC MANAGEMENT, LLC
                           By: BA Equity Management, L.P., its sole
                         member
                              By: BA Equity Management GP, LLC, its
                         general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BA EQUITY MANAGEMENT, L.P.
                           By: BA Equity Management GP, LLC, its
                         general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BA EQUITY MANAGEMENT GP, LLC

                           By: /s/ Edward A. Balogh
                           Name:  Edward A. Balogh
                           Title: Chief Financial Officer

                         J. TRAVIS HAIN
                           By: /s/ Edward A. Balogh
                           Name:  Edward A. Balogh
                           Capacity:  Pursuant to Power of Attorney
                           dated August 3, 2006, a copy of which is
                           attached as Exhibit  24

                         BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                           By: Banc of America Capital Management
                           SBIC, LLC, its general partner
                              By: Banc of America Capital
                              Management, L.P., its sole member
                                By: BACM I GP, LLC, its general
                         partner

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer

                         BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                           By: Banc of America Capital Management,
                           L.P., its sole member
                              By: BACM I GP, LLC, its general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                           By: BACM I GP, LLC, its general partner

                           By: /s/ Edward A. Balogh
                           Name:  Edward A. Balogh
                           Title: Chief Financial Officer

                         BACM I GP, LLC

                           By: /s/ Edward A. Balogh
                           Name:  Edward A. Balogh
                           Title: Chief Financial Officer

                           Annex A

BA CAPITAL COMPANY, L.P.

Executive Officers

Not Applicable.

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

BA SBIC MANAGEMENT, LLC

Executive Officers

J. Travis Hain         Senior Vice President and Managing Director
George E. Morgan, III  Senior Vice President and Managing Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III    Senior Vice President and Managing
Director

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT, L.P.

Executive Officers

J. Travis Hain         Senior Vice President and Managing Director
George E. Morgan, III  Senior Vice President and Managing Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III    Senior Vice President and Managing
Director

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT GP, LLC

Executive Officers

J. Travis Hain         Senior Vice President and Managing Director
George E. Morgan, III  Senior Vice President and Managing Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III    Senior Vice President and Managing
Director

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

Executive Officers

Not Applicable.

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC

Executive Officers

J. Travis Hain         Senior  Vice President and Managing Director
George E. Morgan, III  Senior Vice President and Managing Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III    Senior Vice President and Managing
Director

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

Executive Officers

J. Travis Hain         Senior  Vice President and Managing Director
George E. Morgan, III  Senior Vice President and Managing Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III    Senior Vice President and Managing
Director

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

BACM I, GP, LLC

Executive Officers

J. Travis Hain         Senior Vice President and Managing Director
George E. Morgan, III  Senior Vice President and Managing Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III    Senior Vice President and Managing
Director

Address

Each of such executive officers can be reached c/o: Banc of America
Capital Investors, 100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                                                           Exhibit 24
                          POWER OF ATTORNEY

   Each of the undersigned hereby constitutes and appoints Ann H.
Browning, Edward A. Balogh, Jr. and Debra I. Cho his and its true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for the undersigned in any and all capacities to

(a)  sign for and on behalf of the undersigned any and all forms, documents, filings, schedules or reports (collectively,
      "Filings") required under Section 13 or Section 16(a) of the
      Securities Exchange Act of 1934 (the "Exchange Act"),
      including any Schedule 13D or 13G or Form 3, 4 or 5, that the undersigned may be required to make in connection with the undersigned's ownership, acquisition or disposition of
      securities of any company with a class of equity security
      registered pursuant to Section 12 of the Exchange Act of which the undersigned is a director, officer or beneficial owner of more than 10% of such class of equity security (each, an
      "Issuer");

(b)  do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Filings and timely make such Filings with the
      Securities and Exchange Commission and any applicable stock exchange or similar authority;

(c)  take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally
      required by, the undersigned, it being understood that the
      Filings executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form as each such attorney-in-fact may approve in his or her discretion.

   Each of the undersigned (x) grants unto such attorneys-in-fact each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and (y) hereby ratifies and confirms all that such attorneys-in-fact (acting alone or through substitutes) may lawfully do or cause to be done by virtue hereof.  Each of the undersigned does hereby ratify and confirm all Filings heretofore made by such attorneys-in-fact on his and its behalf.

   Each of the undersigned acknowledges that the foregoing
attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's
responsibilities to comply with Section 13 or Section 16 of the
Securities Exchange Act of 1934.

   This Power of Attorney is valid and effective until the
undersigned are no longer required to make Filings with respect to the undersigned's ownership, acquisition or disposition of
securities of an Issuer, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                  *        *        *

Date: 8-3-06  /s/ J. Travis Hain                   [SEAL]
              J. Travis Hain

              BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
              By: Banc of America Capital Management SBIC, LLC,
                  its general partner
                  By:  Banc of America Capital Management, L.P.,
                       its sole member
                           By:  BACM I GP, LLC, its general partner

                           By: /s/ J. Travis Hain
                                  Name:  J. Travis Hain
                                  Title: Managing Member

              BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
              By: Banc of America Capital Management, L.P.,
                  its sole member
                  By:  BACM I GP, LLC, its general partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
              By: BACM I GP, LLC, its general partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BACM I GP, LLC

              By: /s/ J. Travis Hain
                  Name:    J. Travis Hain
                  Title:   Managing Member

              BA CAPITAL COMPANY, L.P.
              By: BA SBIC Management, LLC, its general partner
                  By:  BA Equity Management, L.P., its sole member
                       By: BA Equity Management GP, LLC, its general
              partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Manging Member

              BA SBIC MANAGEMENT, LLC
              By: BA Equity Management, L.P., its sole member
                  By:  BA Equity Management GP, LLC, its general
              partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BA EQUITY MANAGEMENT, L.P.
              By: BA Equity Management GP, LLC, its general partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

              BA EQUITY MANAGEMENT GP, LLC

              By: /s/ J. Travis Hain
                  Name:    J. Travis Hain
                  Title:   Managing Member

              BA EQUITY INVESTMENT COMPANY, L.P.
              (successor-in-interest to NationsBanc Investment
              Corporation)
              By: BA Equity Management, L.P., its general partner
                  By:  BA Equity Management GP, LLC, its general
              partner

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

                                                         Exhibit 99.1

                       JOINT FILING AGREEMENT

     In  accordance  with  Rule  13d-1(k)(1)  promulgated  under  the
Securities  and Exchange  Act of 1934,  as amended,  the  undersigned hereby  agree to the joint  filing  with each other on behalf of each of them of  Amendment  No. 8 to such a statement  on Schedule 13D and any and all  form(s),  statement(s),  report(s),  and/or  document(s)
related  thereto with respect to the Class A Common Stock,  par value
$.01 per share, of Cumulus Media Inc.  beneficially  owned by each of them.  This Joint  Filing  Agreement  shall be included as an exhibit to Amendment No. 8 to such Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have executed this Joint
Filing Agreement as of the 27th day of December, 2006.

                         BA CAPITAL COMPANY, L.P.
                           By: BA SBIC Management, LLC, its general
                         partner
                              By: BA Equity Management, L.P., its
                              sole member
                                By: BA Equity Management GP, LLC,
                                its general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BA SBIC MANAGEMENT, LLC
                           By: BA Equity Management, L.P., its sole
                         member
                              By: BA Equity Management GP, LLC, its
                              general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BA EQUITY MANAGEMENT, L.P.
                           By: BA Equity Management GP, LLC, its
                           general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BA EQUITY MANAGEMENT GP, LLC

                           By: /s/ Edward A. Balogh
                           Name:  Edward A. Balogh
                           Title: Chief Financial Officer

                         J. TRAVIS HAIN
                           By: /s/ Edward A. Balogh
                           Name: Edward A. Balogh
                           Capacity: Pursuant to Power of Attorney
                           dated August 3, 2006

                         BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                           By: Banc of America Capital Management
                           SBIC, LLC, its general partner
                              By: Banc of America Capital
                              Management, L.P., its sole member
                                By: BACM I GP, LLC, its general
                         partner

                                    By: /s/ Edward A. Balogh
                                    Name:  Edward A. Balogh
                                    Title: Chief Financial Officer

                         BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                           By: Banc of America Capital Management,
                           L.P., its sole member
                              By: BACM I GP, LLC, its general partner

                                By: /s/ Edward A. Balogh
                                Name:  Edward A. Balogh
                                Title: Chief Financial Officer

                         BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                           By: BACM I GP, LLC, its general partner

                           By: /s/ Edward A. Balogh
                           Name:  Edward A. Balogh
                           Title: Chief Financial Officer

                         BACM I GP, LLC

                           By: /s/ Edward A. Balogh
                           Name:  Edward A. Balogh
                           Title: Chief Financial Officer

EXHIBIT 99.2

1  A portion of this document is confidential and has been
   omitted in accordance with Rule 24b-2 under the
   Securities and Exchange Act of 1934. Such omitted
   confidential material is marked herein as follows:
   [*****].

December 26, 2006(1)
Banc of America Securities LLC
9 West 57th Street, 40th Floor
New York, NY  10019
Attention: Chip Gibbs

Re:  BA Capital Company, L.P. ("BACC") and Banc of America
   Capital Investors SBIC, L.P. ("BACI") Rule 10b5-1 Plan
   (Cumulus Media Inc. )

Ladies and Gentlemen:

     This agreement (this "Agreement") between BACC and BACI
(collectively the "Client") and Banc of America Securities LLC
("BAS") is intended to create a plan (subject to the terms and conditions of this Agreement, the "Plan") for the periodic sale of
Class A common stock (the "Shares") of Cumulus Media Inc.  (the
"Company") pursuant to Rule 10b5-1(c) under the Securities Exchange
Act of 1934, as amended (the "Exchange Act").
1.   Commencing on January 3, 2007, BAS is to use its reasonable efforts to sell on the Client's behalf as a "limit, not held"
     order the number of Shares specified in Schedule I attached hereto (the "Share Amount"), provided the sale price per Share is at least the amount, if any, specified in Schedule I.
     Notwithstanding anything herein to the contrary, in no event shall more Shares be sold in any period than the number of
     Shares permitted to be sold by the Client in compliance with
     Rule 144 during such period. When the conditions for sale set forth in this Agreement have been met, BAS is not required to execute sales immediately and may use its discretion to work the sale of Shares on each trading day as a "not held" order, using its brokerage judgment as to the timing, price and amount of sales, subject to the limits set forth in this Agreement.

         The Share Amount and the minimum prices set forth in
     Schedule I shall be adjusted proportionally to reflect any stock split, stock dividend or other reorganization,
     reclassification or recapitalization of the capital stock of the Company. Any price limits stated in this Agreement shall be applied before giving effect to any commissions, transaction fees or other charges or any taxes or other amounts withheld.
2.   The time period beginning on the date sales are to first be made under this Agreement to the date of the termination of this Agreement is referred to herein as the "Plan Period."
     This Agreement shall terminate on the earlier of: (a) November
     15, 2007; (b) the sale of the Share Amount under this
     Agreement; (c) the date the Client notifies BAS in writing of the public announcement of (i) a tender or exchange offer for
     Shares by the Company or any other person or (ii) a merger, acquisition, recapitalization or comparable transaction as a result of which Company common stock is to be exchanged or converted into shares of another company; (d) the date on which
     BAS becomes aware of the commencement of any proceeding in respect of or triggered by the Client's bankruptcy or
     insolvency or the filing of a bankruptcy petition with respect to the Company; or (e), in accordance with paragraph 3 of this
     Agreement, the date (such date, the "Optional Termination
     Date") on which either party to this Agreement delivers to the other party written notice of termination.
3.   The Client acknowledges and agrees that any amendment,
     modification, waiver or termination of this Agreement or the
     Plan, including without limitation any designation by the
     Client of an Optional Termination Date, must be effected in accordance with the requirements for the amendment or
     termination of a "plan" as defined in Rule 10b5-1(c) under the
     Exchange Act.  Without limiting the generality of the
     foregoing, any such amendment, modification, waiver or
     termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act.
4.   BACI  holds certain Class B shares of common stock of the
     Company ("Class B Shares") that are convertible into Shares on a one-for-one basis.  Each of BACC and BACI agrees to deliver or cause to be delivered to BAS, not later than five days
     before the commencement of the Plan Period, the number of
     Shares and Class B Shares indicated below:

                             [OBJECT OMITTED]

     All sales of Shares shall be allocated pro rata among BACC and
     BACI based on the total number of Shares and Class B Shares delivered to BAS pursuant to this Agreement as indicated in the above table.  Following each sale of an aggregate of 500,000
     Shares under this Agreement, BAS shall send a conversion notice to the Company in the form of Exhibit C attached hereto and pursuant to which 500,000 of the Class B Shares deposited by
     BACI shall be converted into Shares (the "Conversion Notice").
     BACI hereby authorizes BAS and appoints BAS as the Client's attorney-in-fact to execute and deliver Conversion Notices in accordance with this paragraph 4.
5.   The Client represents and warrants that each of the Shares and
     Class B Shares delivered to BAS will be a "restricted security"
     as defined in Rule 144 ("Rule 144") under the Securities Act of
     1933, as amended, but the one-year holding period prescribed by the Rule will have been met prior to delivery.  With respect to any Shares to be sold pursuant to this Agreement, unless (i)
     the Client indicates on the signature page of this Agreement that it is not, and has not been during the three months
     preceding the date of this Agreement, an "affiliate" of the
     Company and such Shares either are not "restricted securities"
     or are "restricted securities" with a holding period of at least two years, or (ii) the Client indicates on the signature page of this Agreement that it is not an "affiliate" of the
     Company and such Shares are not "restricted securities," BAS agrees to sell such Shares in a manner that meets the
     requirements of Rule 144.  Based on the information provided to
     BAS pursuant to the terms of this Agreement, BAS agrees that it will not sell any Shares under this Agreement that must be sold pursuant to Rule 144 if such sale would exceed the volume
     limitations of Rule 144.  If the Client indicates on the
     signature page that it is not an "affiliate," the Client agrees to notify BAS immediately in writing if, at any time during the term of this Agreement, it becomes an "affiliate" of the
     Company.
6.   Subject to the limits in this Agreement, BAS shall have full discretion with respect to the execution of all sales, and it will not be subject to any control or influence by the Client with respect thereto; provided, however, that in acting under this Agreement BAS will be an independent contractor or the
     Client's broker; BAS will not be the Client's trustee or
     fiduciary.  It is the intent of the parties that this Agreement and the Plan comply with the requirements of Rule
     10b5-1(c)(1)(i)(B) of the Exchange Act, and the parties agree that this Agreement shall be interpreted to comply with the requirements of Rule 10b5-1(c) and the Client shall take no action that results in this transaction not so complying with such requirements.
7.   During the term of this Agreement, the Client agrees that
     neither it nor its officers or employees will disclose any material nonpublic information about the Shares or the Company, or otherwise discuss or correspond regarding the Shares, the
     Company, this Agreement or the Plan, to or with BAS's officers and employees who are involved with trading the Shares in
     connection with the Client's account and with making the sales under this Agreement, who currently include the individuals specified in Annex A hereto under the header "Trading Team."
     For the avoidance of doubt, communications with the individuals specified in Annex A hereto under the header "Sales Team" shall be unaffected by this paragraph 7.
8.   Unless (i) the Client indicates on the signature page of this
     Agreement that it is not, and has not been during the three months preceding the date of this Agreement, an "affiliate" of the Company and all of the Shares to be sold pursuant to this
     Agreement either are not "restricted securities" or are
     "restricted securities" with a holding period of at least two years, or (ii) the Client indicates on the signature page of this Agreement that it not an "affiliate" of the Company and all of the Shares to be sold pursuant to this Agreement are not
     "restricted securities," then the Client represents and
     warrants that the Client does not know, nor has the Client any reason to believe, that the Company has not complied with the reporting requirements contained in Rule 144(c)(1) under the
     Securities Act.
9.   For any Shares to be sold under Rule 144, the Client has
     delivered to BAS presigned Form 144 and seller representation letter forms, and the Client hereby authorizes BAS and appoints
     BAS as the Client's attorney-in-fact to complete the forms on its behalf, or to complete and sign on its behalf blank forms, and submit them to the SEC and the principal stock exchange for the Company's common stock, if applicable, or the Company, as the case may be.
10.  The Client agrees that in anticipation of or in connection with sales of any Shares that are to be sold under Rule 144, the
     Client will not directly or indirectly solicit or arrange for the solicitation of orders to buy the Shares. The Client also agrees that it will not make or cause to be made any sale of
     Company securities outside of this Agreement if such sale, because of the volume limits of Rule 144, would preclude a sale that otherwise would be made pursuant to this Agreement.  In addition, the Client acknowledges and understands that if it makes any sales of, or other transactions in, Company common stock outside of this Agreement that has the effect of reducing the number of Shares that may be sold under this Agreement because of the volume limitations of Rule 144(e), the Plan may be deemed to be amended, so that any such sales or transactions must be executed subject to the restrictions set forth in
     paragraph 3 of this Agreement.
11.  Unless (i) the Client indicates on the signature page of this
     Agreement that it is not, and has not been during the three months preceding the date of this Agreement, an "affiliate" of the Company and all of the Shares to be sold pursuant to this
     Agreement either are not "restricted securities" or are
     "restricted securities" with a holding period of at least two years, or (ii) the Client indicates on the signature page of this Agreement that it not an "affiliate" of the Company and all of the Shares to be sold pursuant to this Agreement are not
     "restricted securities," then the Client represents and
     warrants that in the three month period preceding the date of this Agreement, neither the Client nor any person who would be considered to be the same "person" (as such term is used in
     Rule 144(a)(2) under the Securities Act) as the Client has, without the written consent of BAS, sold or loaned any Shares or hedged (through swaps, options, short sales or otherwise)
     any long position in the Shares, except those listed in Exhibit
     A hereof, and the Client agrees that until the termination of this Agreement it will give BAS immediate written notice of all such sales, loans or hedges that occur on or after the date of such Exhibit A, and that all such sales, loans or hedges shall be subject to paragraph 10 of this Agreement.
12.  Attached hereto as Exhibit B is a letter executed by the
     Company confirming that all BAS will need to submit to the
     Company in connection with sales of Shares under this Agreement is customary confirmation in the form attached to such letter that the sales were made in compliance with the volume
     limitation, manner of sale and Form 144 filing requirements of
     Rule 144, and that upon receipt of such confirmation from BAS the Company will promptly instruct its transfer agent to
     process the transfer of the Shares and issue a new certificate to the purchaser, without any restrictive legend concerning resale.
13.  For all sales under this Agreement, BAS may act, in its sole discretion, as broker or as principal (including, if BAS is a market-maker in the Company common stock at the time that any sale is to be made under this Agreement, in its market-making capacity), and BAS will be entitled to its ordinary and
     customary brokerage commissions, transaction fees and similar charges, unless the parties have otherwise agreed in writing.
     The net proceeds of the sales will be credited to the Client's account with BAS, and, unless specifically provided to the contrary herein, all sales under this Agreement will be subject to the terms and conditions of the Client's customer agreement with BAS.
14.  BAS agrees to provide the Client with reports of all sales made pursuant to this Agreement, within one day of the execution of any sales under this Agreement.  BAS further agrees to provide to the Client a copy of the Conversion Notice delivered to the
     Company in accordance with paragraph 4 on the same day said
     Conversion Notice is delivered to the Company.  In addition,
     BAS is authorized to provide the Company with a copy of all confirmations that are sent to the Client regarding
     transactions executed pursuant to this Agreement.  Such reports and confirmations may be in the form of electronic mail,
     facsimile or other written correspondence.  The reports and confirmations sent to the Company are to be sent to the
     attention of: Richard Denning (telephone number: (404)
     260-6677; email: richard.denning@cumulus.com) or such other person as the Company may direct in writing from time to time.
     Reports and confirmations that are sent in the form of
     electronic mail shall be deemed received at the time at which they are sent, provided that they are sent to the email
     addresses as set forth in this Agreement.
15.  BAS's only responsibilities under this Agreement are to make the sales and provide the information prescribed herein.  BAS has no obligation with respect to whether this Agreement meets the provisions of Rule 10b5-1, and each of BACC and BACI hereby severally indemnifies and holds harmless BAS, its officers and employees and any person who controls BAS within the meaning of the Exchange Act (each, an "Indemnified Person") from and
     against any losses, claims, damages, expenses and liabilities
     ("Losses") to which any Indemnified Person may become liable arising out of or relating to (a) this Agreement, (b) any
     assertion that this Agreement does not satisfy Rule 10b5-1 or that any of the sales made pursuant to this Agreement
     constitute violations by the Client of Rule 10b-5, Rule 14e-3 of the Exchange Act, or any other federal, state or foreign securities laws or regulations prohibiting trading while aware of material nonpublic information, or (c) any related
     regulatory investigation or inquiry, except to the extent that any such Losses result from BAS's gross negligence or willful misconduct; provided that to the extent any such Losses arise out of the sale of Shares under this Agreement, any such
     indemnification obligations will be allocated pro rata among
     BACC and BACI based on the number of such Shares sold for the account of BACC and BACI, respectively. This paragraph shall survive any termination of this Agreement.
16.  In connection with its acceptance of this Agreement, the Client represents that:
a.   It is not presently aware of any material nonpublic information about the Company or its securities;
b.   Its is entering into this Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of
              Rule 10b5-1 or any other provision of any federal,
              state or foreign securities laws or regulations;
c.   To its knowledge, the Company's equity securities are not
              currently subject to a pension fund blackout period,
              and it is not presently aware of the actual or
              approximate beginning or ending dates of any pension
              fund blackout period regarding such securities;
d.   To its knowledge, the sales will not violate any corporate policy of the Company or other rules or regulations of
              the Company applicable to the Client or its affiliates;
e.   With respect to all sales under this Agreement, it has full responsibility for, and BAS shall have no obligations
              with respect to, compliance with (i) any reporting
              requirements under Sections 13 or 16 of the Exchange
              Act, (ii) the short-swing profit recovery provisions
              under Section 16 of the Exchange Act, and (iii) any
              state or foreign securities laws or regulations
              concerning trading while aware of material nonpublic
              information;
f.   It is aware that by granting BAS discretion to work the sales of the Shares as "not held" orders, (i) BAS may trade
              at the same price or a better price than that
              prescribed for sales pursuant to this Agreement and
              (ii) it is possible that Shares might not be sold
              notwithstanding the satisfaction of all the conditions
              set forth in this Agreement for their sale;
g.   It is aware that in order for this Agreement to constitute a plan pursuant to Rule 10b5-1(c), it must not enter
              into or alter a corresponding or hedging transaction
              with respect to the Company common stock to be sold
              under this Agreement; and
h.   It has received advice in connection with entering into this
              Agreement from Kennedy Covington Lobdell and Hickman,
              L.L.P., and understands the provisions of this
              Agreement and their consequences.  It is not relying
              on BAS for any legal advice.
17.  Except as otherwise provided herein, any notice required or permitted by this Agreement will be deemed sufficient if in writing and if actually delivered or sent by certified mail
     (postage prepaid and return receipt requested), recognized courier service or facsimile (with confirmation receipt)
     addressed:
(a)  If to the Client, to:

                Banc of America Capital Investors
                NC1-007-25-02, 25th Floor
                Bank of America Corporate Center
                100 North Tryon Street
                Charlotte, NC 28255-0001
                Attention:  Edward A. Balogh Jr.
                Phone:  704-386-1792
                Fax:  704-386-6432
                E-mail: ed.a.balogh@bankofamerica.com

                With a copy to:

                Kennedy Covington Lobdell and Hickman, L.L.P.
                Hearst Tower, 47th Floor
                214 North Tryon Street
                Charlotte, NC  28202
                Attention:  Mark R. Busch
                Fax:  704-353-3140
                E-mail: mbusch@kennedycovington.com

(b)  If to BAS, to:
                Banc of America Securities LLC
                9 West 57th Street, 40th Floor
                New York, NY 10019
                Attention: Chip Gibbs
                Fax: 415-835-2514

                With a copy to:

                Banc of America Securities LLC
                9 West 57th Street, 40th Floor
                New York, NY 10019
                Attention:  John Servidio
                Tel: 212-847-6527
                Fax: 212-230-8610
18.  This Agreement will be binding upon, and inure to the benefit of, the Client and its successors and permitted assigns and BAS and its successors and permitted assigns. Neither BAS nor the
     Client may assign this Agreement without the written consent of the other, and any attempted assignment without consent shall be void; provided, however, that notwithstanding anything
     herein to the contrary, BAS may assign this Agreement to an affiliate without obtaining prior consent, written or
     otherwise.
19.  The parties acknowledge and agree that this Agreement is a
     "securities contract" as such term is defined in Section 741(7)
     of Title 11 of the United States Code (or any successor
     section), entitled to all of the protections given such
     contracts under that Title.
20.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to
     principles of conflict of laws). This Agreement represents the entire agreement and understanding between the parties
     concerning the matters set forth herein and supersedes all prior statements and agreements with respect thereto. It may be amended or modified only by a writing signed by both BAS and the Client at a time when neither the Client or its officers or employees, nor BAS's officers or employees who are involved with the amendment or modification are aware of any material nonpublic information about the Company.  In the event any such amendment or modification is made during a "restricted period"
     (as such term is defined in the Company's Insider Trading
     Policy), such amendment or modification may not take effect earlier than thirty days after the date of such amendment or modification. In the event such amendment or modification is not made during a "restricted period" (as such term is defined in the Company's Insider Trading Policy), such amendment or modification may not take effect earlier than five days after the date of such amendment or modification.

                [Signatures appear on following page]

     Please confirm that the foregoing is in accordance with your understanding by signing the enclosed duplicate of this letter, which shall thereupon constitute a binding agreement.

     Representation about status as an "affiliate," as defined in
Rule 144 (please check either, neither or both):

            _____  the Client declares that it is not an affiliate
of the Company.

            _____  the Client represents that it has not been, at
any time during the three months ending on the date first set forth above, an affiliate of the Company.

                           BA CAPITAL COMPANY, L.P.

                           By: BA SBIC MANAGEMENT,
                           LLC,       its General
                           Partner

                           By: BA EQUITY MANAGEMENT,
                           L.P.,      its Sole Member

                           By: BA EQUITY MANAGEMENT
                           GP, LLC, its General Partner

                           By:
                                  ----------------------
                                  Name: Edward A.
                                  Balogh Jr.
                                  Title: Chief
                                  Financial Officer

                           BANC OF AMERICA CAPITAL
                           INVESTORS SBIC, L.P.

                           By: BANC OF AMERICA CAPITAL
                           MANAGEMENT SBIC, LLC, its
                           General Partner

                           By: BANC OF AMERICA CAPITAL
                           MANAGEMENT, L.P., its Sole
                           Member

                           By: BACM I GP, LLC, its
                           general partner

                           By:
                                  ----------------------
                                  Name: Edward A.
                                  Balogh Jr.
                                  Title: Chief
                                  Financial Officer

     Agreed as of the date first set forth above:

     BANC OF AMERICA SECURITIES LLC

     By: _______________________________
     Name: ____________________________
     Title: Managing Director

     Acknowledged:

     _______________________________
     Name: _________________________

                             SCHEDULE I

============================
Share Amount Minimum Price
               Per Share
============================
============================
 3,000,000      [*****]
----------------------------

                               ANNEX A

                            Trading Team

      Dmitry Genkin, Sean Groenewald, Soo-Il Lee, Anthony Paquette,
                    Marc Mezzadri, and John Wall

                             Sales Team

         Dave Moran, Chip Gibbs, Will Brett, Chris Hutmaker, Jake
       Mendelsohn, Mike Voris, Nick Rudd, and Steve Hunsberger

                              EXHIBIT A

              LIST OF SALES, LOANS AND HEDGES OF SHARES

None

Date: __________

                           BA CAPITAL COMPANY, L.P.

                           By: BA SBIC MANAGEMENT,
                           LLC,       its General
                           Partner

                           By: BA EQUITY MANAGEMENT,
                           L.P.,      its Sole Member

                           By: BA EQUITY MANAGEMENT
                           GP, LLC, its General Partner

                           By:
                                  ----------------------
                                  Name: Edward A.
                                  Balogh Jr.
                                  Title: Chief
                                  Financial Officer

                           BANC OF AMERICA CAPITAL
                           INVESTORS SBIC, L.P.

                           By: BANC OF AMERICA CAPITAL
                           MANAGEMENT SBIC, LLC, its
                           General Partner

                           By: BANC OF AMERICA CAPITAL
                           MANAGEMENT, L.P., its Sole
                           Member

                           By: BACM I GP, LLC, its
                           general partner

                           By:
                                  ----------------------
                                  Name: Edward A.
                                  Balogh Jr.
                                  Title: Chief
                                  Financial Officer

                             14

                              EXHIBIT B

                                                               [Date]

Banc of America Securities LLC
9 West 57th Street, 40th Floor
New York, NY 10019
Attention: Chip Gibbs
Fax: 415-835-2514

     Re: BA Capital Company, L.P. ("BACC") and Banc of America
Capital Investors SBIC, L.P. ("BACI") Rule 10b5-1 Plan

Ladies and Gentlemen:

     In connection with your agreement to accept the Rule 10b5-1 plan (the "Plan") dated December 26, 2006 of BACC and BACI
(collectively the "Client") regarding shares of the Company's Class
A common stock ("Shares"), Cumulus Media, Inc. (the "Company")
hereby confirms that, with respect to sales of Shares pursuant to the Plan (which such sales shall be permitted under the Company's insider trading policy), upon receipt from you of a completed seller representation letter and a completed broker representation letter, each in substantially the form attached hereto, reflecting a sale of
Shares in compliance with the limitation on amount of securities sold, the manner of sale and notice of proposed sale requirements of
Rule 144 under the Securities Act of 1933, as amended, and without any requirement that you or the Client deliver a legal opinion with respect to the sale, the Company will promptly instruct its transfer agent to process the transfer of the shares and issue a new
certificate to the purchaser, without any restrictive legend concerning resale.  The Company also agrees that if it does not believe that any seller representation letter or broker
representation letter submitted to it reflects a sale in compliance with such Rule 144 requirements, it will promptly notify you and indicate the manner in which it believes that the requirements have not been met.

     Further, in accordance with paragraph 4 of the Plan, the
Company agrees to accept  conversion notices, each in substantially the form attached as Exhibit C to the copy of the Plan previously delivered to the Company, from you pursuant to which Class B shares deposited in the Plan may be converted into Shares for sale under the Plan and assuming the conditions precedent to conversion of such
Class B shares, as set forth in the Company's Amended and Restated
Certificate of Incorporation, are met, will issue the Shares issuable upon conversion thereof as soon as practicable following receipt of such conversion notices.

                           Cumulus Media, Inc.

                           By: ________________________________
                                Name: Richard Denning
                                Title: General Counsel

 [Attachment to Exhibit B - Form of Seller's Representation Letter]

DATE: _______

Banc of America Securities LLC
 9 West 57th Street, 40th Floor
New York, NY 10019

Attention: [insert name of broker]

Ladies and Gentlemen:

In connection  with our order to sell through you as broker or to you as market  maker (as that term is defined in Section  3(a)(38) of the
Securities  Exchange Act of 1934) not more than three million  shares of Class A Common Stock (the  "Securities")  of Cumulus  Media,  Inc.
(the  "Company")  pursuant  to Rule 144 under the  Securities  Act of
1933 (the "Act"),  the  undersigned  hereby  warrant and represent to you and covenant with you as follows:

     1.  We have read and  understand  Rule 144. We  understand  that
         Rule 144(k) will be  available  with  respect to the sale of the  Securities  if and only if we have  checked  both Items
         2(a)(iii) and 3(b) below.

     2.  Check one of Items a(i), a(ii), a(iii) a(iv) or b:

         a.   (Restricted  securities).  The transaction in which the
              Securities  were  acquired  from  the  Company  or  any
              "affiliate"  of the  Company  (as  defined  in Rule 144
              (a)(1))  did not involve a public  offering  within the
              meaning of the Act.

              (i)    (One Year) The  Securities  were  acquired  from
                    the Company or one of its  "affiliates" and fully
                    paid for more than one year ago.  The  Securities
                    have been held by the acquiror or any  subsequent
                    holder who is not an  "affiliate" of the Company,
                    including  the  undersigned,  during  that entire
                    period of at least one year.

              (ii)   X (One  Year   Affiliate)  The  Securities  were
                    acquired   from  the   Company   or  one  of  its
                    "affiliates"  and  fully  paid for more  than one
                    year ago.

              (iii) (Two Years) The  Securities  were  acquired  from
                    the Company or one of its  "affiliates" and fully
                    paid  for   more   than  two   years   ago.   The
                    Securities  have been held by the acquiror or any
                    subsequent  holder who is not an  "affiliate"  of
                    the Company,  including the  undersigned,  during
                    that entire period of at least two years.

         b.   (Unrestricted   securities  sold  by  affiliate).   The
              Securities are not  "restricted  securities" as defined
              in Rule 144  (a)(3),  inasmuch  as the  transaction  in
              which I  acquired  the  securities  involved  a  public
              offering  within  the  meaning of the Act or was in the
              public   market   on  a  stock   exchange   or  in  the
              over-the-counter  market.  The Securities do not bear a
              legend  restricting  their  transferability  under  the
              Act.  The transaction took place on              .

     3.  Check one:

         a.    X   We may be  "affiliates" of the Company (as defined
              in Rule 144(a)(1)).

         b.    I am not,  and have  not  been  for at least  the past
              three months, an "affiliate" of the Company.

     4.  FOR ALL SALES EXCEPT FOR SALES PURSUANT TO RULE 144(k).

         a.   We  have  not  made  and do not  propose  to  make  any
              payment  in  connection  with the  offer or sale of the
              Securities to any person except any customary  broker's
              commissions  or  dealer's  charges to you.  We have not
              solicited  or arranged for the  solicitation  of orders
              to buy in  anticipation  of or in  connection  with the
              proposed sale, and will not do so.

         b.   We have no sell  orders open in the  Securities,  or in
              any security  convertible  into or exchangeable for the
              Securities,  with any other broker,  dealer or bank and
              will  not  place  any such  sell  orders,  pending  the
              complete  execution  of this order.  We have no present
              intention of selling any  additional  securities of the
              same  class,  or any  securities  convertible  into  or
              exchangeable for such class.

         c.   During  the  three  months  prior  to the  date of this
              sale, we,  together with any person whose sales must be
              aggregated with ours,  have not sold,  hedged or loaned
              any shares of the Securities.

         d.   Other than  pursuant to our Rule  10b5-1  Plan  entered
              into with you,  (1) we are not acting in  concert  with
              any other  person in selling the  Securities,  and have
              not  agreed to so act and (2) we are not  engaged  in a
              plan with  anyone  else to dispose  of the  Securities.
              We  are  not  aware  of  any  facts  or   circumstances
              indicating  that we are or may be deemed an underwriter
              within  the  meaning  of the Act  with  respect  to the
              Securities,  or that the sale of the Securities is part
              of a distribution of any Securities of the Company.

         e.   We  have   verified   that  the  most  recent   report,
              quarterly or annual,  required to be filed and filed by
              the Company with the SEC contains a statement  that the
              issuer has filed with the SEC all  reports  required by
              paragraph  (c)(1)  of  Rule  144  or  have  received  a
              written   statement   from  the  Company  that  it  has
              complied with such  reporting  requirements.  We do not
              know,  or have reason to believe,  that the Company has
              not complied with such requirements.

         f.   It is our  present  bona  fide  intention  to sell  the
              Securities within a reasonable time.

     5.  We will  notify  you  immediately  of any  occurrence  which would render any of the foregoing inaccurate.

The   Company,   its   transfer   agent,   and   their   agents   and
representatives  may  rely on  this  representation  letter.  We will indemnify  you and hold you  harmless  from and  against  any and all loss,  damage,  claim,  liability  and  expense  arising  out  of  or
resulting  from  the  breach  of  any  warranty,   representation  or
covenant herein.

Very truly yours,

                           BA CAPITAL COMPANY, L.P.

                           By: BA SBIC MANAGEMENT,
                           LLC,       its General
                           Partner

                           By: BA EQUITY MANAGEMENT,
                           L.P.,      its Sole Member

                           By: BA EQUITY MANAGEMENT
                           GP, LLC, its General Partner

                           By:
                                  ----------------------
                                  Name: Edward A.
                                  Balogh Jr.
                                  Title: Chief
                                  Financial Officer

                           BANC OF AMERICA CAPITAL
                           INVESTORS SBIC, L.P.

                           By: BANC OF AMERICA CAPITAL
                           MANAGEMENT SBIC, LLC, its
                           General Partner

                           By: BANC OF AMERICA CAPITAL
                           MANAGEMENT, L.P., its Sole
                           Member

                           By: BACM I GP, LLC, its
                           general partner

                           By:
                                  ----------------------
                                  Name: Edward A.
                                  Balogh Jr.
                                  Title: Chief
                                  Financial Officer

 [Attachment to Exhibit B - Form of Broker's Representation Letter]

[date]

Cumulus Media, Inc.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, GA 30305
Attention: Richard Denning, Esq.
Email: richard.denning@cumulus.com

Re: Sale Under Rule 144

Dear Mr. Denning:

We have been requested by BA Capital Company,  L.P. ("BACC") and Banc of America Capital  Investors  SBIC,  L.P.  ("BACI" and together with
BACC,  the  "Seller") to sell up to three  million  shares of Class A common stock of Cumulus Media,  Inc. (the "Company")  pursuant to the provisions of Rule 144 adopted under the  Securities  Act of 1933, as amended  (the  "Act").  In order to obtain the  removal of any legend or stop order  relating to the  Securities  and to permit their sale, the  Securities  will  be  sold  in  a  manner  which  satisfies  the requirements  of paragraphs  (f) and (g) of said Rule 144 and Section
4(4) of the Act, and, in connection  therewith,  we hereby represent, warrant and agree as follows:

     1.   We will either (i)  purchase the  securities  directly as a
"market  maker" (as that term is defined in Section  3(a)(38)  of the
Securities  Exchange  Act of 1934,  as amended)  or (ii)  execute the order to sell the Securities in "brokers'  transactions"  in which we shall  do no more  than  execute  the  order  or  orders  to sell the
Securities as agents for the person for whose account the  Securities are sold and  receive no more than the usual and  customary  broker's commission in connection therewith;

     2.  With  respect  to  any  "brokers'  transactions",  we  shall neither  solicit  nor  arrange  for the  solicitation  of  customer's orders to buy the  Securities  in  anticipation  of or in  connection with the  transaction;  provided,  however,  that the foregoing shall not  preclude  inquiries  by us of other  brokers or dealers who have indicated  an  interest in the  Securities  within the  preceding  60 days,  nor  inquiries by us of our  customers  who have  indicated an unsolicited  bona  fide  interest  in the  Securities  within  the 10 business days preceding the date of this order;

     3.  After  review of the Form 144  provided  to us by the Seller and  discussions  with the  Seller,  and after such other  reasonable inquiry as we have deemed necessary in the circumstances,  we are not aware of  circumstances  indicating that the Seller is an underwriter with  respect to the  Securities  or that the sale of  Securities  is part of a distribution of securities of the Issuer; and

     4.  The undersigned will notify you in writing  immediately upon completion  of the  sale of any of the  Securities  pursuant  to Rule
144,  including  the  date  and  number  of  shares  sold,  it  being understood  that any such sale must be  completed  within 3 months of the Seller's  filing of the Form 144 with the Securities and Exchange
Commission.

Very truly yours,

D-Banc of America_  Schedule 13D_A re_ 10b-5 Trading Plan
(Cumulus)(1489883_5) (4)
D-Banc of America_  Schedule 13D_A re_ 10b-5 Trading Plan
(Cumulus)(1489883_5) (4)
                              EXHIBIT C

                          CONVERSION NOTICE

To:      Cumulus Media, Inc. (the "Corporation")
    c/o ComputerShare
    Attn: Priority Processing Unit
    250 Royall Street
    Canton, Massachusetts 02021

Pursuant to Section 5 of Article V of the Corporation's Amended and
Restated Certificate of Incorporation, the undersigned hereby notifies the Corporation of its election to convert 500,000 shares of Class B Common Stock represented by certificate no(s). [________]
(the "Certificate(s)") into an equal number of shares of Class A
Common Stock..

Please issue a certificate representing said shares of Class A
Common Stock in the name of the undersigned and send the certificate to Banc of America Securities at the following address:

Banc of America Securities LLC
9 West 57th Street, 40th Floor
New York, NY 10019
Attention: Chip Gibbs

Date:    [________]

     BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

     BY: BANC OF AMERICA SECURITIES LLC, Attorney-in-Fact

     By: _______________________________
     Name: ____________________________
     Title: Managing Director

cc: Richard Denning, Esq. (richard.denning@cumulus.com)
    Heath Rodman, Esq. (hdrodman@JonesDay.com)
    Lisa Corum (lisa.corum@computershare.com)
    Ed Balogh (ed.a.balogh@bankofamerica.com)